TELIPHONE CORP.
4150 Ste-Catherine Street West, Suite 200,
Westmount (Montreal),
Quebec, Canada, H3Z 0A1
(514) 313-6010
Via Edgar

October 29, 2007

VIA EDGAR,

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Office of Small Business
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Request for acceleration of the effective date of the Registration Statement on Form SB-2 of Teliphone Corp.
Filed August 29, 2006 (last amended October 26, 2007)
File No. 333-136993

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form SB-2 Registration Statement of Teliphone Corp. be declared effective on Friday, November 2, 2007 at 4:00PM EST or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

Teliphone Corp. acknowledges that

•    should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

•    the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call us at 514-313-6010 or our attorney, Joseph I. Emas at 305-531-1174.

Yours truly,

By /s/ George Metrakos
George Metrakos
Chief Executive Officer